UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
NMS Communications Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
629248105
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
November 18, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	629248105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		4,999,756

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,999,756

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,999,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.
     This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of NMS Communications Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Crossing Boulevard, Framingham, Massachusetts 01702. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 4,999,756, which constitutes approximately 10.9% of the total number of shares of Common Stock outstanding.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Karen Singer, whose principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of Singer Children’s Management Trust (the “Trust”). Ms. Singer’s principal occupation is investing assets held in the Trust. Ms. Singer is a citizen of the United States.
     During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $5,850,105.00.
Item 4. Purpose of the Transaction.
     The purpose of this Schedule 13D is to report that Ms. Singer entered into a Voting and Standstill Agreement (the “Standstill Agreement”) with the Issuer on November 18, 2008. Pursuant to the Standstill Agreement, on or before December 10, 2008, the Issuer will increase the size of its Board of Directors (the “Board”) from five to eight members and appoint one designee of Ms. Singer and certain other stockholders who, acting separately, entered into similar agreements (the “Stockholders”) to the class of directors whose term shall expire at the Issuer’s 2009 Annual Meeting of Stockholders (the “2009 Stockholder Designee”) and one designee of the Stockholders to the class of directors whose term shall expire at the issuer’s 2010 Annual Meeting of Stockholders (the “2010 Stockholder Designee”).  In addition, at the issuer’s 2009 Annual Meeting of Stockholders, the issuer has agreed to nominate the 2009 Stockholder Designee to the class of directors whose term shall expire at the issuer’s 2012 Annual Meeting of Stockholders and the 2010 Stockholder Designee to the class of directors whose term shall expire at the issuer’s 2010 Annual Meeting of Stockholders and to use its reasonable best efforts to elect each of these designees to the Board.  The issuer has also agreed, upon the earlier to occur of January 1, 2009 or the closing of the Asset Sale, to appoint Joel Hughes as Chief Executive Officer of the Issuer and to the class of directors whose term shall expire at the issuer’s 2011 Annual Meeting of Stockholders.
     Pursuant to the terms of the Standstill Agreement, the Issuer accepted the resignations of Robert P. Schechter and Ronald White, each effective as of January 1, 2009.  As soon as practicable following the effectiveness of the resignations of Messrs. Schechter and White, the Issuer will reduce the size of its Board from eight to six members.  The Issuer shall also use commercially reasonable efforts to appoint to the Board prior to February 28, 2009, in addition to the appointments of the 2009 Stockholder Designee and the 2010 Stockholder Designee, one (1) individual (the “Additional Independent Director”) who is (x) “independent” under applicable securities laws and applicable stock exchange rules and regulations (or, if the Common Stock is not listed on a stock exchange, any rules or regulations of any market on which the Common Stock is listed or traded), (y) not an affiliate of any Stockholder and (z) recommended by the nominating committee of the Board.  One member of the Board, in addition to Messrs. Schechter and White, shall resign effective as of the later of January 1, 2009 and the appointment of the Additional Independent Director to the Board.
     Ms. Singer also agreed to vote, and irrevocably granted the Issuer her proxy to vote, all of her shares of Common Stock beneficially owned by her and her affiliates in favor of the proposals set forth in the Issuer’s proxy statement dated October 20, 2008. In addition, during the period from November 18, 2008 through and including the date on which the Issuer holds its 2009 Annual Meeting of Stockholders (which date shall be no later than June 29, 2009) (the “Standstill Period”), Ms. Singer and her affiliates, without the written consent of the Issuer, has agreed not to form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended), solicit written proxies or written consents in any contested election of directors to the Board or seek to advise or influence any person with respect to voting, holding or disposing of Common Stock; take or propose certain actions with respect to asset acquisitions, tender or exchange offers, mergers, business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions. In addition, Ms. Singer has also agreed, among other things, not to engage in a proxy contest; seek to control or influence the management, the Board, or policies of the Company; and nominate any persons as a director of the Company (except as otherwise provided in the Standstill Agreement) or propose any matter to be voted on by stockholders of the Company.
     A copy of the Standstill Agreement is attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, Ms. Singer does not  currently  have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.
     (a) Ms. Singer is the beneficial owner of 4,999,756 shares of Common Stock of the Issuer as trustee of the Trust, comprising approximately 10.9% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transaction in shares of common stock of the Issuer on the open market in the past 60 days.

		No. of
Transaction	Trade date	Shares	Price/share
Purchase	11/10/2008	4,000	$0.21

     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As more specifically described in Item 4 hereto, Ms. Singer entered into the Standstill Agreement with the Issuer.
Item 7. Material to be Filed as Exhibits.
99.1	Voting and Standstill Agreement dated November 18, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s 8-K filed on November 19, 2008).

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2008

/s/Karen Singer
Karen Singer

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